FEDERAL SIGNAL
Moves. Cleans. Protects.



2024 THE POWER OF OUR PLATFORM

DEAR FELLOW FEDERAL SIGNAL STOCKHOLDER,

In November 2024, I celebrated my 30th anniversary with Federal Signal, and what an incredible journey it has been. As I reflect on my tenure and consider how our company has changed, what stands out most and differentiates us from our competitors is the power of the platform we have created.

Strength and power are two terms many use interchangeably, but they mean different things. Strength represents the ability to generate force and overcome resistance, while power is the capacity to generate force quickly. Simply, power is the product of two key components: strength and speed. Strong companies can make big differences in their markets — powerful companies can make them quickly, even explosively.

With successful execution against our organic growth initiatives and our disciplined M&A strategy, supported by our aftermarket offerings, we have created a powerful platform that allows us to be increasingly effective and nimble in responding to challenges and opportunities.

Since 2016, as we have developed and enhanced this platform, our net sales have grown at a compound annual growth rate of 13%, reaching a record $1.86 billion in 2024.

During 2024, we made significant progress against several key organic growth initiatives, illustrated by the outstanding performance of both of our groups, which helped us to achieve the highest net sales and adjusted EPS* in the Company's history.

Within our Safety and Security Systems Group ("SSG"), net sales increased by 7%, driven by strong demand for our public safety equipment, while adjusted EBITDA* grew 16% and adjusted EBITDA margin* improved by 170 basis points. These strong results were driven by our disciplined pricing strategy, focus on operational excellence, and ability to capitalize on market opportunities. By bringing more production in-house and increasing efficiency, we have built a cost-effective operation positioned for long-term success. With SSG's consistently strong performance over the last several years, we recently raised its EBITDA margin targets to a new range of 18% to 24%, from the previous range of 17% to 21%.

Within our Environmental Solutions Group ("ESG"), net sales increased by 8%, while adjusted EBITDA* grew by 22%, translating to a 230-basis point increase in adjusted EBITDA margin*. With improved supply chain conditions, we saw significant gains in production efficiency across several of our largest facilities this year, with our largest manufacturing facility in Streator, Illinois setting a new record for unit production.

The growth of our aftermarkets business has been another important element of our success since 2016, as we have diversified our revenue streams, expanded our market reach, and opened up new customer cohorts. This business continued to expand in 2024, with total aftermarket revenues up 5%, driven by strong parts sales and increased rental income. Overall, aftermarkets represented 22% of our consolidated net sales in 2024.

M&A has represented about half of our top-line growth since 2016, and we are proud of the success we have achieved in helping businesses thrive once they join the Federal Signal family. A recent example is our metal extraction support platform, where the combination of Ground Force and TowHaul has fueled net sales growth of more than 60% since TowHaul was acquired in 2022, while margins have also expanded.

This success shows that we harness the power of our platform — identifying and optimizing distribution synergies, enhancing aftermarket revenue capture, reducing material costs, and unlocking new cross-selling opportunities. When a business joins our platform, it gains access to a proven system designed to accelerate growth, expand reach, and capitalize on increased aftermarket service and customer support. We don't just acquire businesses - we make them stronger.


NET SALES
(2016-2024)
(US$ in millions)
$708
$899
$1,090
$1,221
$1,131
$1,213
$1,435
$1,723
$1,862
CAGR: 13%
'16 '17 '18 '19 '20 '21 '22 '23 '24

NET SALES OF $1.86B, UP $139M, OR 8% OPERATING INCOME OF $281.4M, UP $56.9M, OR 25% ADJUSTED EBITDA* OF $350.6M, UP $64.6M, OR 23% ADJUSTED EBITDA MARGIN* OF 18.8%, UP FROM 16.6% ADJUSTED EPS* OF $3.34, UP $0.76, OR 29% OPERATING CASH FLOW OF $231M, UP $37M, OR 19% ORDERS OF $1.85B, CONTRIBUTING TO BACKLOG OF $1.00B AT END OF 2024 $36M IN CASH RETURNS TO STOCKHOLDERS Financial information contained herein is for fiscal year 2024, unless otherwise noted, with comparisons to fiscal year 2023 where appropriate. *Certain non-GAAP measures referenced in this letter are reconciled to GAAP measures in the Company's fourth quarter 2024 press release, which was included as Exhibit 99.1 to our 2024 Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission ("SEC") on February 26, 2025. Additionally, please refer to the press release for information related to guidance provided for non-GAAP measures. Cash flow in 2024 was outstanding, with $231 million of net cash provided by operating activities, representing an increase of $37 million or 19%, compared to last year. On an annual basis, we continue to target 100% cash conversion, which, when coupled with disciplined capital expenditures, should result in substantial free cash flow generation in 2025 and beyond. With the improved cash flow, we ended the year with a low net debt leverage ratio and $574 million of availability under our credit facility. With our financial position remaining strong, we have significant flexibility to invest in organic growth initiatives, pursue additional strategic acquisitions, and return cash to stockholders through dividends and opportunistic stock repurchases. We demonstrated this commitment to returning value to stockholders in 2024, funding a combined $36 million of cash dividends and stock repurchases. Net sales for the year were $1.86 billion, an increase of $139 million, or 8%, from last year. Our adjusted EBITDA* for the year was $350.6 million, an increase of $64.6 million, or 23%, from last year. Our adjusted EBITDA margin* for the year was 18.8%, towards the high end of our consolidated target range of 14%-20%, and an increase of 220 basis points from last year.

ENVIRONMENTAL SOLUTIONS GROUP

The Company's Environmental Solutions Group is a leading manufacturer and supplier of a full range of street sweepers, sewer cleaners, industrial vacuum loaders, safe-digging trucks, high-performance waterblasting equipment, road-marking and line-removal equipment, dump truck bodies, trailers, metal extraction support equipment, and multi-purpose maintenance vehicles. The Environmental Solutions Group manufactures vehicles and equipment in the U.S. and Canada that are sold under the Elgin, Vactor, Guzzler, TRUVAC, Westech, Jetstream, Blasters, HOG, Mark Rite Lines, Trackless, Ox Bodies, Crysteel, J-Craft, Duraclass, Rugby, Travis, OSW, NTE, WTB, Ground Force, TowHaul, Bucks, and Switch-N-Go brand names. The Environmental Solutions Group's product offerings also include certain products manufactured by other companies, such as refuse and recycling collection vehicles. Products are sold to both municipal and industrial customers either through a dealer network or direct sales to service customers generally depending on the type and geographic location of the customer. In addition to vehicle and equipment sales, the Environmental Solutions Group also engages in the sale of parts, service and repair, equipment rentals, and training as part of a comprehensive aftermarket offering to its current and potential customers through its service centers, which are located across North America.



Rugby Vari-Class Truck Platform



Vactor 2100i Combination Sewer Cleaner

SAFETY AND SECURITY SYSTEMS GROUP

The Company's Safety and Security Systems Group is a leading manufacturer and supplier of comprehensive systems and products that law enforcement, fire rescue, emergency medical services, campuses, military facilities, and industrial sites use to protect people and property. Offerings include systems for community alerting, emergency vehicles, first responder interoperable communications, and industrial communications. Specific products include public safety equipment, such as vehicle lightbars and sirens, industrial signaling equipment, public warning systems, and general alarm/public address systems. Products are sold under the Federal Signal, Federal Signal VAMA, and Victor brand names. The Safety and Security Systems Group operates manufacturing facilities in the U.S., Spain, the United Kingdom, and South Africa.



Federal Signal Pathfinder Light/Siren Controller



Federal Signal Rapid Deployment Siren Trailer

LOOKING FORWARD

With a backlog of approximately $1.0 billion entering the year providing excellent visibility, particularly for sewer cleaners and street sweepers, we are expecting another record year in 2025.

Over the long term, through a combination of organic growth initiatives and strategic acquisitions, we are targeting low double-digit net sales growth, which is consistent with the annual growth rate we have delivered since 2016.

Organically, we remain laser focused on increasing production levels at several of our facilities in order to reduce lead times for certain products, developing and introducing new products, and providing exceptional support to our customers.

On the acquisition front, we completed the purchase of Standard Equipment in October 2024, and we recently announced the acquisition of Hog Technologies, a leading manufacturer of road-marking, line-removal, and waterblasting equipment, based in Stuart, Florida. This acquisition enhances our leading market position and expands our reach into historically underpenetrated geographies and end-markets, such as airports.

M&A will remain a critical capital allocation priority, and we anticipate further growth from acquisitions in the coming years, with our healthy pipeline of opportunities. Of the 13 acquisitions completed to date during my tenure as CEO, 10 – including HOG – have been internally-sourced, demonstrating our reputation as a trusted steward of the businesses we acquire and integrate.

A key pillar of our strategy has been diversification. We have diversified our revenue streams, our end-market exposures, and the funding mechanisms for our products, in an effort to reduce earnings volatility through economic cycles. Roughly half of our net sales are tied to various forms of public funding, with the other half tied to various industrial end-markets.

Within our publicly funded customer base, the single largest funding mechanism, local U.S. water taxes, represent less than 15% of consolidated net sales and primarily support purchases of our flagship sewer cleaners. The durability of this funding mechanism underscores the essential nature of our vehicles and safety equipment. Other funding sources include U.S. municipal and state budgets, law enforcement allocations, Canadian and European government spending, and federal infrastructure programs.

We are closely monitoring current developments in potential tariffs, although the vast majority of our supply chains are localized in the countries where we manufacture, positioning us well, we believe, relative to many of our competitors.

I often think of how our company is like a mighty oak tree – rooted in a strong foundation of innovation, integrity, and purpose. Over more than a century, we have grown larger and more resilient, adapting to changing landscapes while staying firmly anchored in our mission. Each year, our roots continue to deepen – drawing strength from our people, our values, and our commitment to safety.

Every year, an oak tree gains a new ring, growing stronger over time. In the same way, our company expands each year—through organic growth and strategic M&A—adding new layers of strength and expertise to our platform. With each new ring, we harness the power of our platform to leverage our aftermarket, optimize channels, and strengthen our supply chain. This continuous growth creates a powerful, reinforcing cycle: Our expanding platform fuels even greater opportunities, making us more agile, more resilient, and more capable of shaping our future.

Our success is driven not by any individual business but instead by the collective efforts of a cohesive team. With the power of our platform, a well-diversified customer base, and a robust backlog, we are confident in our ability to deliver another exceptional year in 2025 and drive long-term value for our stockholders.


ELGIN
100% ELECTRIC
Broom Bear
ZERO

Jennifer Sherman and team at the opening of Federal Signal's Denver, Colorado facility

I would like to express my deepest appreciation to our nearly 4,900 talented employees, our many dedicated customers, and our valued dealer partners and distributors. The road ahead is filled with new opportunities, and with our team, there are no limits to what we can achieve.

To our stockholders: Thank you for being a part of this incredible journey. We are proud of the record results we have delivered in recent years, and I believe that as we continue to harness the power of our platform, we will flourish even further.

Jennifer



Jennifer L. Sherman
President & Chief Executive Officer

March 2025

FEDERAL SIGNAL
Moves. Cleans. Protects.

1333 Butterfield Road, Suite 500
Downers Grove, IL 60515
federalsignal.com

This communication contains certain forward-looking statements concerning the company's future financial performance, strategy, plans, goals and objectives. Statements herein that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. See our Annual Report on Form 10-K filed with the SEC on February 26, 2025 for additional discussion. The company disclaims any responsibility to update any forward-looking statements provided herein.